SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	July	2009
Commission File Number	000-29898
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1.	RIM Prevented from Bidding for Nortel's Assets as a Result of Nortel's Actions.

DOCUMENT 1

July 20, 2009

FOR IMMEDIATE RELEASE

RIM Prevented from Bidding for Nortel's Assets as a Result of Nortel's Actions

Waterloo, ON – Research In Motion Limited ("RIM") (Nasdaq: RIMM; TSX: RIM) disclosed today that it has effectively been prevented from submitting an offer for the Nortel Networks Wireless Business that is the subject of a bankruptcy auction scheduled to occur on July 24, 2009.  The assets being sold are Nortel's CDMA and Long Term Evolution Access businesses. In its CDMA and Long Term Evolution Access businesses, Nortel develops current and next generation technology for wireless infrastructure and mobile devices.

RIM sought to be qualified as a qualified bidder in Nortel's auction bidding process for the Wireless Business, but RIM was told it could be qualified only if it promised not to submit offers for other Nortel assets for a period of one year.  In seeking to impose this condition, Nortel and its advisors were fully aware of RIM's desire to purchase other Nortel assets as part of a solution to retain key portions of Nortel's business under Canadian ownership.  Despite repeated efforts, Nortel, its advisors and its court-appointed monitor have rejected RIM’s repeated attempts to engage in meaningful discussions.  Based on its preliminary review, RIM would be prepared to pay in the range of US $1.1 billion, subject to due diligence and the entering into of appropriate ancillary agreements, for the CDMA and Long Term Evolution Access businesses and certain other Nortel assets.  RIM believes that such an offer would result in an extremely attractive price for Nortel creditors and value substantially in excess of the stalking horse bid made by Nokia Siemens Networks.

Jim Balsillie, RIM's co-chief executive officer stated, "RIM is extremely disappointed that Nortel's world leading technology, the development of which has been funded in part by Canadian taxpayers, seems destined to leave Canada and that Canada’s own Export  Development Corporation is preparing to help by lending $300 million to another bidder.  RIM remains extremely interested in acquiring Nortel assets through a Canadian ownership solution that would serve the dual purpose of keeping key wireless technologies in Canada and extending RIM’s leadership in the research, development and distribution of leading edge wireless solutions, but RIM has found itself blocked at every turn."

RIM believes that the loss of Canadian ownership of Nortel’s CDMA and Long Term Evolution Access businesses may significantly, adversely affect national interests, with potential national security implications, and that the Government of Canada should review the situation closely.

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws relating to RIM’s interest in acquiring Nortel’s Wireless Business and certain other Nortel assets, the indicative price range that RIM would be willing to pay for those assets and its perception of the proposed benefits to RIM of the proposed acquisition.  The phrases “desire to purchase”, “prepared to pay”, “interested in acquiring” and “extending RIM’s leadership” are intended to identify these forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances, including its consideration of Nortel’s assets and its perception of the benefits to RIM of a proposed acquisition of certain of those assets, including potential long-term benefits associates with Nortel’s Long Term Evolution Access technology.  Many factors could cause RIM’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: as noted above, RIM’s due diligence review of the Nortel assets and the parties’ ability to enter into mutually-acceptable agreements with respect to an acquisition of those assets; RIM’s ability to successfully integrate the assets of Nortel into its own business; RIM’s ability to augment the research, development and distribution of the technology included as part of the Nortel assets, and its ability to realize upon its anticipated growth prospects and synergies; regulatory, court and other approvals that would be required in connection with an acquisition by RIM of the Nortel assets; RIM’s ability to attract and retain certain Nortel employees in connection with the proposed acquisition of the Nortel assets; RIM’s ability to enhance its current products and develop new products in the future utilizing Nortel’s assets; risks relating to RIM’s and Nortel’s intellectual property rights; RIM’s reliance on carrier partners, third-party network developers and suppliers; risks relating to the efficient and uninterrupted operation of RIM’s network operations center; risks related to RIM’s international operations; and intense competition.  Certain of these risk factors and others relating to RIM are discussed in greater detail in the “Risk Factors” section of RIM’s Annual Information Form, which is included in its Annual Report on Form 40-F and RIM’s MD&A (copies of which filings may be obtained at www.sedar.com or www.sec.gov), and RIM’s other public filings with the Securities and Exchange Commission and Canadian securities regulators.  These factors should be considered carefully, and readers should not place undue reliance on RIM’s forward-looking statements.  RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The RIM and Research In Motion families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited and are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	July 21, 2009	By:	/s/ Brian Bidulka
Name: Brian Bidulka Title: Chief Accounting Officer